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18006903

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER
8- 65792

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Ballantyne, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13950 Ballantyne Corporate Place, Ste 185
(No. and Street)

| Charlotte | NC | 28277 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Team (704)927-2939
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scharf Pera & Co PLLC
(Name – *if individual, state last, first, middle name*)

| 4600 Park Road | Charlotte | NC | 28209 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BW

## OATH OR AFFIRMATION

I, Steve Team, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Ballantyne, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kyle Edward Caropreso
NOTARY PUBLIC
MECKLENBURG COUNTY, NC
My Commission Expires July 24 2022

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FIRST BALLANTYNE, LLC

# FINANCIAL STATEMENTS

# YEAR ENDED DECEMBER 31, 2017

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
of First Ballantyne, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of First Ballantyne, LLC as of December 31, 2017, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of First Ballantyne, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of First Ballantyne, LLC's management. Our responsibility is to express an opinion on First Ballantyne, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to First Ballantyne, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of First Ballantyne, LLC's financial statements. The supplemental information is the responsibility of First Ballantyne, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC
We have served as First Ballantyne, LLC's auditor since 2002.
Charlotte, North Carolina
February 23, 2018

**FIRST BALLANTYNE, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2017**

**ASSETS**

| | |
|---|---|
| Cash | $ 12,211 |
| Deposits with clearing organization (cash) | 6,042,405 |
| Receivables from clearing organization | 2,311,853 |
| Securities owned: | |
| Marketable, at market value | 24,404,713 |
| Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $106,448 | 11,892 |
| Goodwill | 1,945,607 |
| Intangible assets at cost less accumulated amortization of $29,000 | - |
| Other assets | 85,140 |
| | $ 34,813,821 |

**LIABILITIES AND MEMBERS' EQUITY**

| | |
|---|---|
| Liabilities: | |
| Payables to clearing organization | $ 24,306,575 |
| Securities sold, not yet purchased, at market value | 1,672,707 |
| Accounts payable, accrued expenses, and other liabilities | 196,406 |
| | 26,175,688 |
| Commitments and contingent liabilities | - |
| Members' equity | 8,638,133 |
| | $ 34,813,821 |

**The accompanying notes are an integral part of the financial statements.**

# FIRST BALLANTYNE, LLC
# STATEMENT OF INCOME
# FOR THE YEAR ENDED DECEMBER 31, 2017

| | |
|---|---|
| **Revenues:** | |
| Principal transactions | $ 7,521,134 |
| Interest and dividends | 1,084,308 |
| Other income | 100,772 |
| | 8,706,214 |
| **Expenses:** | |
| Employee compensation and benefits | 5,390,631 |
| Clearance fees | 921,381 |
| Communications and data processing | 606,237 |
| Interest | 435,861 |
| Regulatory | 71,099 |
| Occupancy | 68,509 |
| Other expenses | 250,306 |
| | 7,744,024 |
| **NET INCOME** | $ 962,190 |

**The accompanying notes are an integral part of the financial statements.**

**FIRST BALLANTYNE, LLC**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2017**

| | |
|---|---|
| **Beginning Balance, January 1, 2017** | $ 8,266,533 |
| Net income | 962,190 |
| Distributions | (590,590) |
| **Ending Balance, December 31, 2017** | $ 8,638,133 |

**The accompanying notes are an integral part of the financial statements.**

**FIRST BALLANTYNE, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2017**

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | | $ 962,190 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | $ 13,660 | |
| (Increase) decrease in operating assets: | | |
| Deposits with clearing organization | (725,379) | |
| Receivable from clearing organization | 1,474,029 | |
| Securities owned | (2,488,218) | |
| Other assets | 8,576 | |
| Increase (decrease) in operating liabilities: | | |
| Payable to clearing organization | 2,387,275 | |
| Securities sold, not yet purchased | (969,359) | |
| Accounts payable, accrued expenses, and other liabilities | (91,198) | |
| Total adjustments | | (390,614) |
| Net cash provided by operating activities | | 571,576 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| Purchases of intangibles, furniture, equipment, and leasehold improvements | (6,082) | |
| Net cash used in investing activities | | (6,082) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Distributions of members' equity | (590,590) | |
| Net cash used in financing activities | | (590,590) |
| **DECREASE IN CASH** | | (25,096) |
| **CASH AT BEGINNING OF YEAR** | | 37,307 |
| **CASH AT END OF YEAR** | | $ 12,211 |

**The accompanying notes are an integral part of the financial statements.**

**FIRST BALLANTYNE, LLC**
**NOTES TO FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED DECEMBER 31, 2017**

**Note 1 - Organization and Nature of Business:**

First Ballantyne, LLC (the "Company") was formed in the state of North Carolina in December 2002. The Company is a fixed-income trading organization that offers retail fixed-income trading desks, taxable debt products, investment ideas, support services and trade executions in fixed-income securities for financial professionals and the investing public. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company clears all customer transactions through another broker-dealer on a fully disclosed basis.

**Note 2 - Significant Accounting Policies:**

**Cash and cash equivalents:**

The Company considers all highly liquid investments having an original maturity of three months or less to be cash equivalents. Amounts invested may exceed federally insured limits at any given time.

**Security transactions:**

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Marketable securities are valued at market value.

**Commissions:**

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

**Income taxes:**

The Company is a limited liability company and has elected to be taxed under the partnership provision of the Internal Revenue Code. Under this provision, the members are taxed on the Company's taxable income. The Company bears no liability or expense for income taxes, and none is reflected in these financial statements. Similar provisions apply for state income taxes.

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, "Income Taxes". FASB ASC 740-10 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the balance sheet. It also provides guidance on derecognition, measurement and classification of amounts related to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim period disclosures and transition relating to the adoption of new accounting standards. Under FASB ASC 740-10, the recognition for uncertain tax positions should be based on a more-likely-than-not threshold that the tax position will be sustained upon audit. The tax

## Note 2 - Significant Accounting Policies (continued):

### Income taxes (continued):

position is measured as the largest amount of benefit that has a greater than fifty percent probability of being realized upon settlement. Management has determined that adoption of this topic has had no effect on the Company's balance sheet. Tax years 2016, 2015, and 2014 remain subject to examination by Federal and State taxing authorities.

### Property and equipment:

Property and equipment consists of computers, computer monitors and printers and are recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful life of the asset. Repairs and maintenance are expensed as incurred. Any gain or loss on disposition of property and equipment is reported in the year of disposition.

### Intangible assets:

The Company accounts for intangible assets under FASB ASC Topic 350, "Intangibles-Goodwill and Other" under which intangible assets are recorded at cost. Those assets with a determinable estimated life are amortized on a straight-line basis over their estimated lives. Intangible assets with an indefinite life are not subject to amortization. These costs are evaluated at least annually for impairment in accordance with FASB ASC Topic 350-30-35-1 "Subsequent Measurement".

The Company accounts for purchases of members' equity interests under the push-down method. Under this method, the retirement of the withdrawing member's equity is treated as a purchase transaction whereby the purchase price is pushed down to the financial statements of the LLC by a pro rata revaluation of the LLC's assets and liabilities, with the amount paid in excess of the book value being recorded as goodwill. All costs, including legal fees, associated with the purchase transaction are expensed as incurred.

### Statement of cash flows:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

### Use of accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

**Note 2 - Significant Accounting Policies (continued):**

**Fair value of financial instruments:**

The Company's financial instruments include cash, accounts receivable, accounts payable, accrued expenses and other liabilities. The carrying amounts of these financial instruments approximate fair value due to their short maturities.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The hierarchy is broken down into 3 levels based on the observability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of the products does not entail a significant degree of judgement.
- Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3 of the fair value hierarchy.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

**Note 3 - Property and Equipment:**

The principal categories and estimated useful lives of property and equipment are as follows:

| | | | Estimated Useful Lives |
|---|---|---|---|
| Office equipment | $ | 53,236 | 5 years |
| Furniture and fixtures | | 45,104 | 7 years |
| Leasehold improvements | | 20,000 | 9 years |
| | | 118,340 | |
| Less: accumulated depreciation | | (106,448) | |
| | $ | 11,892 | |

Depreciation expense for the year ended December 31, 2017 totaled $8,826.

**Note 4 - Receivable From and Payable to Clearing Organization:**

Amounts receivable from and payable to a clearing organization at December 31, 2017, consist of the following:

| | Receivable | | Payable | |
|---|---|---|---|---|
| Deposits with clearing organization | $ | 6,042,405 | $ | - |
| Receivable from clearing organization | | 2,311,853 | | - |
| Payable to clearing organization | | - | | 24,306,575 |
| | $ | 8,354,258 | $ | 24,306,575 |

## Note 5 - Securities Owned and Sold, Not Yet Purchased:

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

| | Active Markets for Identical Assets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance at December 31, 2017 |
|---|---|---|---|---|
| **Assets at Fair Value** | | | | |
| Securities owned: | | | | |
| US gov't and agency securities | | | | |
| U.S. Treasury securities | $ - | $ - | $ - | $ - |
| U.S. Gov't Agency and U.S. GSE | 48,525 | - | - | 48,525 |
| Total US gov't and agency securities | 48,525 | - | - | 48,525 |
| Corporate and other debt: | | | | |
| Securities issued by State and Political Subdivisions | - | 13,684,403 | - | 13,684,403 |
| Money Market Instruments | - | 70,406 | - | 70,406 |
| Private-Label Mortgage-Backed Securities | - | 350,412 | - | 350,412 |
| Corporate Obligations | - | 9,188,412 | - | 9,188,412 |
| Stocks & Warrants | - | 1,062,556 | - | 1,062,556 |
| Total corporate and other debt | - | 24,356,188 | - | 24,356,188 |
| Total securities owned at fair value | $ 48,525 | $ 24,356,188 | $ - | $ 24,404,713 |
| **Liabilities at Fair Value** | | | | |
| Securities sold, not yet purchased: | | | | |
| US gov't and agency securities | | | | |
| U.S. Treasury securities | $ 1,283,699 | $ - | $ - | $ 1,283,699 |
| Total US gov't and agency securities | 1,283,699 | - | - | 1,283,699 |
| Corporate and other debt: | | | | |
| Securities issued by State and Political Subdivisions | - | - | - | - |
| Corporate Obligations | - | 389,009 | - | 389,009 |
| Total corporate and other debt | - | 389,009 | - | 389,009 |
| Total securities sold, not yet purchased at fair value | $ 1,283,699 | $ 389,009 | $ - | $ 1,672,707 |

## Note 6 - Defined Contribution Plan:

In 2004, the Company began a defined contribution retirement plan covering substantially all employees. Under this plan, the Company may make discretionary contributions. Total Company contributions to the plan were $94,986 for the year ended December 31, 2017.

## Note 7 - Financial Instruments with Off-Balance-Sheet Risk:

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2017, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2017.

**Note 8 – Cash Flow Information:**

Supplemental cash flow information for the year ended December 31, 2017 is as follows:

| | |
|---|---|
| Income taxes paid | $ - |
| Interest paid | $ 435,861 |

**Note 9 - Operating Leases:**

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2017, are approximated below:

| Year Ending December 31, | | |
|---|---|---|
| 2018 | $ | 306,899 |
| 2019 | | 114,720 |
| Thereafter | | - |
| | $ | 421,619 |

Operating lease expense for 2017 was $350,406.

**Note 10 - Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum net capital of $100,000. At December 31, 2017, the company had net capital of $2,692,043, which was $2,592,043 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.073 to 1.

**Note 11 – Subsequent Events:**

The Company evaluated all events and transactions through February 23, 2018, the date these financial statements were issued. During this period, there were no material recognizable or non-recognizable subsequent events.

**FIRST BALLANTYNE, LLC**
**SUPPLEMENTARY INFORMATION**
**PURSUANT TO RULE 17A-5 OF THE**
**SECURITIES EXCHANGE ACT OF 1934**
**AS OF DECEMBER 31, 2017**

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

**SCHEDULE I**
**FIRST BALLANTYNE, LLC**
**COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF DECEMBER 31, 2017**

| | | |
|---|---|---|
| Net capital: | | |
| Total members' equity | | $ 8,638,133 |
| Deduct members' equity not allowable for net capital | | - |
| Total members' equity qualified for net capital | | 8,638,133 |
| Add: | | |
| Subordinated borrowings allowable in computation of net capital | | - |
| Other deductions or allowable credits | | - |
| Total capital and allowable subordinated borrowings | | 8,638,133 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Goodwill, furniture, equipment, and leasehold improvements, net | $ 1,957,499 | |
| Other assets | 85,140 | |
| Deductions and/or charges | | (2,042,639) |
| Net capital before haircuts on securities positions (tentative net capital) | | 6,595,494 |
| Haircuts on securities: | | |
| Debt securities | | (3,869,461) |
| Undue concentration | | (33,990) |
| Net capital | | $ 2,692,043 |
| Aggregate indebtedness: | | |
| Items included in statement of financial condition: | | |
| Accounts payable, accrued expenses, and other liabilities | | $ 196,406 |
| Total aggregate indebtedness | | $ 196,406 |

**SCHEDULE I**
**FIRST BALLANTYNE, LLC**
**COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF DECEMBER 31, 2017**
(continued)

| | | |
|---|---|---|
| Computation of basic net capital requirement: | | |
| Minimum net capital required, greater of: | | |
| Minimum net capital required as computed at 6.67 percent of aggregate indebtedness | $ 13,094 | |
| Minimum dollar net capital requirement | 100,000 | |
| Total net capital requirement | | $ 100,000 |
| Excess net capital | | $ 2,592,043 |
| Excess net capital at 120 percent of minimum dollar requirement | | $ 2,572,043 |
| Ratio: Aggregate indebtedness to net capital | | 0.073 to 1 |

**The total equity reported, $8,638,133, and net capital reported, $2,692,043 agree with the Company's computation and amount reported in Part II of Form X-17A-5 (unaudited) FOCUS report as of December 31, 2017.**

**FIRST BALLANTYNE, LLC**
**STATEMENT REGARDING SCHEDULE II, III, AND IV**
**AS OF DECEMBER 31, 2017**

Schedule II, III, and IV are not applicable. The Company has claimed an exemption from SEC Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

## INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Managing Members
First Ballantyne, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by First Ballantyne, LLC and SIPC, solely to assist you and the other specified parties in evaluating First Ballantyne, LLC's compliance with the applicable instructions of Form SIPC-7. First Ballantyne, LLC's management is responsible for First Ballantyne, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records in the financial accounting software and cancelled checks, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules, including a detail of amounts paid as commissions, floor brokerage and clearance fees to other SIPC members in connection with securities transactions, and a schedule of dividend and interest expenses, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Scharf Pera + Co., PLLC

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 23, 2018

SIPC-7
(35-REV 6/17)

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

# General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*****1840*********************MIXED AADC 220
65792 FINRA DEC
FIRST BALLANTYNE LLC
13950 BALLANTYNE CORPORATE PL STE 165
CHARLOTTE, NC 28277-3160

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______________________

2. A. General Assessment (item 2e from page 2) $ 11,033

B. Less payment made with SIPC-6 filed (exclude interest) ( 6,219 )

______________________
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,814

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,814

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______________________

______________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FIRST BALLANTYNE, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19th day of JAN, 20 18.

CFO
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES"
# AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 8,706,213 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 914,723 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 435,861 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______ | |
| Enter the greater of line (i) or (ii) | 435,861 |
| Total deductions | 1,350,584 |
| 2d. SIPC Net Operating Revenues | $ 7,355,629 |
| 2e. General Assessment @ .0015 | $ 11,033 |

(to page 1, line 2.A.)

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377 3259 fax
scharfpera.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
First Ballantyne, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Ballantyne, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Ballantyne, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) First Ballantyne, LLC stated that First Ballantyne, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. First Ballantyne, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Ballantyne, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Scharf Pera + Co., PLLC

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 23, 2018

FIRSTBALLANTYNE
FIXED INCOME SECURITIES

February 9, 2018

Re: Securities Exchange Act
Rule 17a-5(d)(4)
Exemption Report

First Ballantyne, LLC makes the following declarations as of December 31, 2017:

- First Ballantyne, LLC is exempt from the requirements of SEA Rule 240.15c3-3
- The above exemption is claimed based on the provisions of SEA Rule 240.15c3-3(k)(2)(ii). All customer transactions clear through another broker-dealer on a fully disclosed basis.
- First Ballantyne, LLC met the exemption provisions described above throughout the most recent fiscal year without exception.

Steve Team
CFO
First Ballantyne, LLC

13950 Ballantyne Corporate Place
Charlotte, NC 28277